

22003172

~~SECURITIES~~ AND EXCHANGE COMMISSION

SEC Washington, D.C. 20549

Mail Processing

Sect **ANNUAL REPORTS**

MAR 0 1 **FORM X-17A-5** ⚡

PART III

Washington DC

413 **FACING PAGE**

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SEC FILE NUMBER
8-12769

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Pyramid Fund Corporation**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

21 Everett Road Extension

(No. and Street)

Albany	**NY**	**12205**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Colleen Juiliano	**610-517-8396**	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company

(Name – if individual, state last, first, and middle name)

1514 Old York Road	**Abington**	**PA**	**19001**
(Address)	(City)	(State)	(Zip Code)

September 18, 2003	**169**
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Joseph Biondo II _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pyramid Fund Corporation _____, as of December 31 _____, 2 021 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

THERESA CROOKS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CR6191817
My Commission Expires 8-26-24
Saratoga County

Notary Public

Signature: _____

Title: _____
Principal Executive Officer Pres

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Pyramid Funds Corporation

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Pyramid Funds Corporation (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2009
Abington, Pennsylvania
February 28, 2022

Pyramid Funds Corporation
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	7,376
Receivables:		
Commissions		110,789
Officers		94,609
Securities owned, at value		216,565
Furniture, equipment and leasehold improvements net of		
accumulated depreciation of $110,197		-
Prepaid expenses and other assets		8,068
Total assets	$	437,407

Liabilities and Stockholders' Equity

Liabilities		
Notes payable		10,728
Accounts payable and accrued expenses	$	29,825
Total liabilities		40,553

Commitments and contingent liabilities

Stockholders' Equity:		
Common stock, no par value, authorized - 200 shares,		
issued and outstanding - 57 shares		5,000
Retained earnings		402,364
Treasury stock, at cost - 53 shares		(10,510)
Total stockholders' equity		396,854
Total liabilities and stockholders' equity	$	437,407

The accompanying notes are an integral part of this financial statement.

1. **Organization**

   Pyramid Funds Corporation (the "Company") is a securities broker dealer, registered with the Securities and Exchange Commission and FINRA. The Company limits its business to the sale of mutual funds and variable annuities. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. **Summary of Significant Accounting Policies**

   The following are the significant accounting policies followed by the Company:

   Revenue – The Company is a distributor of mutual funds and variable annuities and receives distribution fees also referred to as 12b-1 fees and point of sale commissions. These fees are recorded when earned, monthly and quarterly, when the Company deems that it has met its performance obligation.

   Income taxes – The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the corporate income. Accordingly, no provision has been made for federal or state income tax for the year ended December 31, 2021, in the accompanying financial statements.

   The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2021, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2018.

   Property and Depreciation – Furniture and equipment are depreciated generally using straight-line and accelerated methods over their estimated useful lives.

   Fair value measurements - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

   The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

   •Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

   •Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly

2.   **Summary of Significant Accounting Policies (Continued)**

Fair value measurements – (Continued)
•Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Common stock and mutual fund securities are valued at the closing price reported on the active market on which the individual securities are traded. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. If quoted market prices are not available for comparable securities, fair value is based on quoted bids for the security or comparable securities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Common Stocks	$ 179,230	$ -	$ -	$ 179,230
Mutual Funds	37,335	-	-	37,335
Total	$ 216,565	$ -	$ -	$ 216,565

The Company did not hold any Level 3 investments during the year ended December 31, 2021. The Company did not hold any derivative instruments at any time during the year ended December 31, 2021. There were no significant transfers into or out of Level 1 or Level 2 during the period. It is the Company's policy to recognize transfers into and out of Level 1 and Level 2 at the end of the reporting period.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through February 26, 2021, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3.   **Related Party Transactions**

Various amounts have been advanced to/from the Company's offices and affiliates owned by the Company's stockholders. At December 31, 2021 an amount of $94,609 was due from officers.

PYRAMID FUNDS CORPORATION
Notes to Financial Statement (Continued)
December 31, 2021

4.   **Furniture, equipment and leasehold improvements**

Furniture, equipment and leasehold improvements are summarized as follows:

Furniture and fixtures	$	56,510
Equipment		36,173
Leasehold improvements		17,514
		110,197
Less accumulated depreciation		(110,197)
	$	-

Depreciation expense totaled $0 for the year ended December 31, 2021.

5.   **Net Capital Requirements**

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021 the Company had net capital of $164,858 which was $139,858 in excess of its required net capital of $25,000. At December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was .25 to 1.

6.   **Employee Benefit Plan**

The Company sponsors a Simplified Employee Pension Plan (the "Plan") covering substantially all employees of the Company who meet certain age and length of employment requirements. Discretionary contributions are determined annually by the Company. The Company made no contribution to the Plan for the year ended December 31, 2021.

7.   **Notes Payable**

During the year ended December 31, 2021, the Company applied for a received a Payment Protection Program loan ("PPP") under the Cars Act of 2020 in the amount of $63,000. Under the terms of the loan the full amount of this loan was forgiven on May 10, 2021.

During the year ended December 31, 2020, the Company applied for a received the Economic Injury Disaster Loan ("EIDL") Payment Protection Program loan (commonly known as a PPP loan) under the Cars Act of 2020 in the amount of $10,000. The Company does not believe the loan will be forgiven and therefore the full amount of the loan is considered a liability as of December 31, 2021.

8.   **Coronavirus**

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International concern" and on March 11, 2020 declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted to amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic. It is unknown how long the adverse conditions associated with the coronavirus will last and what the complete financial effect will be to the company.